12W 3/4/14

14046638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 67860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TERRA CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Cardello 212-753-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePIETTO CPAs, PC
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVENUE – SUITE C110 (Address) LAKE SUCCESS (City) NY (State) 11042 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, JAMES FLOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TERRA CAPITAL MARKETS, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

Notary Public

MICHAEL S. CARDELLO
Notary Public, State of New York
No. 01CA6272334
Qualified in Suffolk County
Commission Expires Nov. 19, 2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TERRA CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2013

CONTENTS

1981 Marcus Ave.Ste C110
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Terra Capital Markets LLC

We have audited the accompanying financial statements of Terra Capital Markets LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terra Capital Markets LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

DePietto CPA PC

DePietto CPA, PC
Lake Success, NY
February 21, 2014

Terra Capital Markets, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	229,881
Accounts Receivable		37,032
Fixed Assets (net of accumulated depreciation and amortization of $45,638)		80,492
Prepaid Expenses and Other Assets		44,786
TOTAL ASSETS	$	392,191

Liabilities and Members'Equity

Accounts Payable & Accrued Expenses	$	120,719
Due to Related Parties		3,084
Total Liabilities		123,803
Members' Equity		268,388
TOTAL LIABILITIES AND EQUITY	$	392,191

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Terra Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in June 2002 under the laws of the State of Delaware. The Company provides sales through third party broker/dealers, registered investment advisors, and services for private placements, principally for five funds (the "Funds"). The Funds are managed by an affiliated entity which shares common ownership with the Company. The Company operates out of the office of one of its members in the New York City metropolitan area as well as an office in New Jersey.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company records commissions as they are earned based on the completion of services, typically when membership units are placed in any of the Funds.

Fixed Assets

Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company has elected to be treated as a partnership for federal and state purposes. As a result, no income taxes are provided as they are the responsibility of the individual members. The Company is subject to the New York City Unincorporated Business Tax.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes (cont'd.)

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance, but its adoption has had no effect on the Company's financial statements.

Under guidance from FASB ASC 740, the Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, management measures the tax benefit as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open (2010 through 2012) tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. As of December 31, 2013, there was no impact to the financial statements relating to accounting for uncertainty in income tax positions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company follows FASB ASC 820 that establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect management's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Fair Value Hierarchy

The fair value measurement hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Manager's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

As of December 31, 2013, the Company does not have investments included in Level 3 of the fair value hierarchy.

Note 3 - New Accounting Pronouncements

On July 30, 2013 the SEC released the final amendment to Rule 17a-5, Reports to Be Made by Certain Brokers and Dealers. The rule requires a broker-dealer that claims an exemption from Rule 15c3-3 throughout the most recent fiscal year to file an annual exemption report. The exemption report will include statements where the broker-dealer indicates that it has met the identified exemption provision throughout the most recent fiscal year without exception and if applicable, identifies each exception and briefly describes the nature of each exception. All broker-dealers will also be required to file Form Custody that will provide information on whether a broker-dealer maintains custody of customer and non-customer assets.

Note 4 - Related Party Transactions

The Company records its allocable share of rent and other office expenses it utilizes from one of its members at the New York location. This expense amounted to $9,000 for the year ended December 31, 2013 and is included in other expenses in the Statement of Operations. Amounts owed to the member at December 31, 2013 relating to this agreement and other direct expense reimbursements was $3,084 and is included in due to related parties in the Statement of Financial Condition.

The Company received management fees in the amount of $1,225,000 from an affiliate for administrative and accounting services associated with the Funds the affiliate manages.

The Company's commission revenues in the amount of $2,180,601 are earned entirely from the Funds. At December 31, 2013, $37,032 was owed from one of the funds for commissions, which is included in accounts receivable in the Statement of Financial Condition.

Note 5 - Fixed Assets

Fixed assets, net at December 31, 2013 consists of the following:

Furniture and fixtures (5-7 years)	$ 37,264
Computer equipment and software (3-5 years)	64,131
Leasehold improvements	24,735
	126,130
Less: Accumulated depreciation	45,638
	$ 80,492

Depreciation and amortization expense amounted to $22,276 for the year ended December 31, 2013.

Note 6 - Concentrations of Credit Risk

The Company maintains all of its cash in financial institutions, which cash balances, at times, may exceed federally insured limits of $250,000. As of the date of this statement the Company had no accounts which exceeded the limit.

Note 7 - Commitments and Contingencies

The Company entered into a lease agreement for its New Jersey office space through August 2016 at a monthly rate of $4,058 plus utilities. The expense associated with this lease for the year ended December 31, 2013 was $24,613, which is included in occupancy expense in the Statement of Operations.

Future Rent Obligations		
2014	$	47,280
2015-2016		80,573
	$	127,853

Note 8 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At December 31, 2013, the Company had net capital of $105,828, which exceeded its requirement by $97,574. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2013, this ratio was 1.17:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 9 - Income Taxes

For the year ended December 31, 2013, the Company incurred a net operating loss of $266,725 available to be used against net operating income in future periods.

Note 10 -Subsequent Events

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 28, 2014, the date the financial statements were available to be issued.